UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ken Aikawa
Name:	Ken Aikawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2021

May 17, 2021

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 5218-8890
General meeting of shareholders:	June 29, 2021
Dividend payment date:	June 30, 2021
Securities report issuing date:	June 29, 2021
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2021

(1)	Results of Operations

	( % represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2021	6,025,336	(17.5)	1,053,610	(14.7)	777,018	47.1
March 31, 2020	7,299,078	9.0	1,235,770	(8.3)	528,151	(39.5)

(*)	Comprehensive income

                March 31, 2021: 1,324,655 million yen     388.0%                 ;         March 31, 2020: 271,456 million yen     (60.5) %

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2021	60.50	60.25	4.7	0.3	17.5
March 31, 2020	40.95	40.71	3.3	0.4	16.9

(Reference) Income from investment in affiliates (Equity method)

                March 31, 2021: 321,761 million yen                                       ;       March 31, 2020: 277,221 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2021	359,473,515	17,716,257	4.7	1,308.12
March 31, 2020	336,571,379	16,855,738	4.8	1,245.33

(Reference) Shareholders’ equity as of     March 31, 2021: 16,802,572 million yen ;     March 31, 2020: 15,990,834 million yen

(*)   “Equity-to-asset ratio” is computed under the formula shown below

              (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

(3)   Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2021	34,904,946	(10,140,343)	(436,071)	102,980,711
March 31, 2020	8,060,840	(3,368,444)	(251,664)	78,335,634

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2020	—	12.50	—	12.50	25.00	322,909	61.0	2.0
ended March 31, 2021	—	12.50	—	12.50	25.00	321,836	41.3	2.0
ending March 31, 2022 (Forecast)	—	13.50	—	13.50	27.00		40.8

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2022 (Consolidated)

MUFG has set an earnings target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2022. MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

øNotes

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying change in scope of consolidation): No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2021	13,581,995,120 shares
	March 31, 2020	13,581,995,120 shares
(B) Treasury stocks:	March 31, 2021	737,192,810 shares
	March 31, 2020	741,363,277 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2021	12,843,564,013 shares
	Fiscal year ended March 31, 2020	12,897,317,425 shares

*This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure.

*Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	4
2. Basic Views on Selection of Accounting Standards	4
3. Consolidated Financial Statements and Notes	5
(1) Consolidated Balance Sheets	5
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	7
(3) Consolidated Statements of Changes in Net Assets	10
(4) Consolidated Statements of Cash Flows	12
Notes to the Consolidated Financial Statements	14
Notes on Going-Concern Assumption
Changes in Accounting Policies
Additional Information
Segment Information
Per Share Information

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2021”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	May 17, 2021 (Monday)
Explanation for investors and analysts:	May 19, 2021 (Wednesday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2021)

Consolidated gross profits for the fiscal year ended March 31, 2021 increased 11.6 billion yen from the previous fiscal year to 3,997.9 billion yen, mainly due to the establishment of sales activities under the COVID-19 pandemic as well as the consolidation of overseas subsidiaries, despite the impact by the pandemic. General and administrative expenses for the fiscal year ended March 31, 2021 decreased 52.3 billion yen from the previous fiscal year to 2,749.4 billion yen, due to cost reduction in expenses for domestic and overseas. As a result, net operating profits increased 63.9 billion yen from the previous fiscal year to 1,248.4 billion yen.

Total credit costs for the fiscal year ended March 31, 2021 deteriorated 292.5 billion yen from the previous fiscal year, mainly due to the allowance recorded associated with increased credit risk by expansion of COVID-19 as well as the provisions built according to the new accounting standards in major overseas subsidiaries. Net gains on equity securities increased 98.9 billion yen from the previous fiscal year, mainly due to the lack of losses on write-down of equity securities recorded previous year. Other non-recurring losses deteriorated 97.0 billion yen from the previous fiscal year, mostly due to an increase in cost of retirement benefits. As a result, ordinary profits for the fiscal year ended March 31, 2021 decreased 182.1 billion yen from the previous fiscal year to 1,053.6 billion yen. Net extraordinary losses for the fiscal year ended March 31, 2021 improved 394.7 billion yen, mainly due to the lack of one-time amortization of goodwill recorded previous year. As a result, profits attributable to owners of parent for the fiscal year ended March 31, 2021 was 777.0 billion yen, an increase of 248.8 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2020	Increase (Decrease)
Gross profits before credit costs for trust accounts	3,997.9	3,986.3	11.6
General and administrative expenses	2,749.4	2,801.8	(52.3)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,248.4	1,184.4	63.9
Total credit costs	(515.5)	(222.9)	(292.5)
Net gains (losses) on equity securities	130.2	31.3	98.9
Equity in earnings of equity method investees	321.7	277.2	44.5
Other non-recurring gains (losses)	(131.3)	(34.2)	(97.0)
Ordinary profits	1,053.6	1,235.7	(182.1)
Net extraordinary gains (losses)	(11.5)	(406.3)	394.7
Total taxes	185.0	220.8	(35.8)
Profits attributable to non-controlling interests	79.9	80.3	(0.4)
Profits attributable to owners of parent	777.0	528.1	248.8

2

Mitsubishi UFJ Financial Group, Inc.

(Impact of the COVID-19 pandemic on MUFG business)

At the beginning of this fiscal year, under a certain assumption, we estimated the impact of the COVID-19 pandemic on MUFG business on “net operating profits” and on “credit costs and net gains (losses) equity securities etc” to be (300.0) billion yen each on pre-tax profit.

Actually, the impact on “net operating profits” was approximately (100.0) billion yen due to the establishment of sales activities under the pandemic and additional reductions in operating expenses. On the other hand, the impact on “credit costs and net gains (losses) on equity securities etc” was almost same as we expected in the interim period.

Estimated impact on pre-tax profit*
	Announced on May 15, 2020	Announced on November 13, 2020	FY2020 Results

Impact on net	Approx.	Approx.	Approx.
operating profits	(300.0) billion yen	(200.0) billion yen	(100.0) billion yen

Impact on credit costs	Approx.	Approx.	Approx.
and net gains (losses)	(300.0) billion yen	(330.0) billion yen	(330.0) billion yen
on equity securities etc.

* The above figures illustrate some of the major items that we expected to affect pre-tax profit as a result of the COVID-19 pandemic. Including the positive effects of response to environmental changes due to the COVID-19.

In the next fiscal year, the economy is expected to continue to recover as economic activity resumes under certain assumptions regarding the spread of the COVID-19 vaccine, restrictions on activity, and economic measures. However, as it is required to prevent the expansion of the pandemic, we expect the recovery pace will be moderate and may be different depends on each region. We set a target of 850.0 billion yen earnings target of profits attributable to the owners of parent for the fiscal year ending March 31, 2022 (Consolidated) based on the above outlook. Any outlook or assumption that we referred to or used to prepare our earnings target may prove inaccurate, and our earnings target may be revised or differ from the actual results to a significant extent depending on the actual timing of containment of the virus and the degree of its impact on the real economy, financial markets, etc., as well as on our business operations and financial condition. We intend to continue to monitor developments relating to the pandemic and, as necessary, revise the earnings target.

3

Mitsubishi UFJ Financial Group, Inc.

(2)   Analysis of financial condition

Total assets as of March 31, 2021 increased 22,902.1 billion yen from March 31, 2020 to 359,473.5 billion yen, and total net assets as of March 31, 2021 increased 860.5 billion yen from March 31, 2020 to 17,716.2 billion yen. The increase in total net assets was mainly due to an increase of net unrealized gains on available-for-sale securities.

With regard to major items of assets, loans and bills discounted as of March 31, 2021 decreased 1,931.5 billion yen from March 31, 2020 to 107.183.0 billion yen and securities as of March 31, 2021 increased 11,566.9 billion yen from March 31, 2020 to 77,122.0 billion yen. With regard to major items of liabilities, deposits as of March 31, 2021 increased 23,897.7 billion yen from March 31, 2019 to 211,521.2 billion yen.

2.   Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

4

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2020	As of March 31, 2021
Assets:
Cash and due from banks	78,335,634	102,980,711
Call loans and bills bought	727,598	730,506
Receivables under resale agreements	24,104,564	13,942,910
Receivables under securities borrowing transactions	3,464,533	3,394,376
Monetary claims bought	6,583,403	5,982,876
Trading assets	20,250,172	20,552,367
Money held in trust	1,046,323	1,283,179
Securities	65,555,127	77,122,074
Loans and bills discounted	109,114,612	107,183,069
Foreign exchanges	1,741,290	1,915,010
Other assets	13,900,403	12,406,158
Tangible fixed assets	1,319,789	1,296,402
Buildings	341,984	321,965
Land	680,425	664,065
Lease assets	19,811	14,823
Construction in progress	34,733	45,881
Other tangible fixed assets	242,834	249,667
Intangible fixed assets	1,498,407	1,436,098
Software	552,291	571,905
Goodwill	283,672	273,092
Lease assets	22	1
Other intangible fixed assets	662,421	591,097
Net defined benefit assets	712,206	1,210,577
Deferred tax assets	127,516	137,988
Customers’ liabilities for acceptances and guarantees	8,830,436	9,004,749
Allowance for credit losses	(740,641)	(1,105,541)

Total assets	336,571,379	359,473,515

5

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2020	As of March 31, 2021
Liabilities:
Deposits	187,623,551	211,521,257
Negotiable certificates of deposit	7,787,524	8,099,119
Call money and bills sold	3,671,100	2,330,808
Payables under repurchase agreements	31,692,711	24,483,519
Payables under securities lending transactions	1,058,042	836,351
Commercial papers	2,162,329	1,810,350
Trading liabilities	14,067,826	14,002,667
Borrowed money	24,651,574	31,110,465
Foreign exchanges	2,223,010	2,105,245
Short-term bonds payable	962,295	1,043,001
Bonds payable	13,464,472	12,908,505
Due to trust accounts	9,798,688	11,208,570
Other liabilities	10,407,459	9,754,731
Reserve for bonuses	110,964	118,358
Reserve for bonuses to directors	1,446	1,816
Reserve for stocks payment	11,298	10,915
Net defined benefit liabilities	86,547	88,914
Reserve for retirement benefits to directors	1,058	872
Reserve for loyalty award credits	31,247	18,312
Reserve for contingent losses	206,029	183,855
Reserves under special laws	4,269	4,642
Deferred tax liabilities	754,111	1,008,650
Deferred tax liabilities for land revaluation	107,641	101,577
Acceptances and guarantees	8,830,436	9,004,749

Total liabilities	319,715,640	341,757,258

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	980,102	977,287
Retained earnings	10,855,798	11,200,087
Treasury stock	(505,518)	(502,794)

Total shareholders’ equity	13,471,894	13,816,094

Net unrealized gains (losses) on available-for-sale securities	2,066,363	2,583,417
Net deferred gains (losses) on hedging instruments	189,342	131,566
Land revaluation excess	158,633	149,183
Foreign currency translation adjustments	300,838	9,953
Remeasurements of defined benefit plans	(159,766)	163,189
Debt value adjustments of foreign subsidiaries and affiliates	(36,470)	(50,832)

Total accumulated other comprehensive income	2,518,940	2,986,478

Subscription rights to shares	59	—
Non-controlling interests	864,844	913,684

Total net assets	16,855,738	17,716,257

Total liabilities and net assets	336,571,379	359,473,515

6

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Ordinary income	7,299,078	6,025,336
Interest income	3,841,301	2,678,691
Interest on loans and bills discounted	2,363,562	1,799,506
Interest and dividends on securities	692,854	469,693
Interest on call loans and bills bought	11,125	5,179
Interest on receivables under resale agreements	222,843	70,331
Interest on receivables under securities borrowing transactions	26,707	9,346
Interest on deposits	160,027	55,445
Other interest income	364,181	269,188
Trust fees	130,829	140,449
Fees and commissions	1,577,596	1,565,535
Trading income	203,724	350,065
Other operating income	912,686	653,934
Other ordinary income	632,939	636,661
Gains on loans written-off	95,275	67,224
Others	537,664	569,437
Ordinary expenses	6,063,308	4,971,726
Interest expenses	1,948,484	773,719
Interest on deposits	689,461	281,715
Interest on negotiable certificates of deposit	151,788	43,808
Interest on call money and bills sold	3,471	844
Interest on payables under repurchase agreements	341,923	75,314
Interest on payables under securities lending transactions	2,543	3,193
Interest on commercial papers	58,751	10,276
Interest on borrowed money	69,051	32,227
Interest on short-term bonds payable	8	100
Interest on bonds payable	298,960	265,274
Other interest expenses	332,523	60,964
Fees and commissions	236,329	230,822
Trading expenses	42,267	—
Other operating expenses	452,903	386,361
General and administrative expenses	2,793,921	2,786,505
Other ordinary expenses	589,401	794,317
Provision for allowance for credit losses	130,101	377,159
Others	459,299	417,157

Ordinary profits	1,235,770	1,053,610

7

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Extraordinary gains	49,896	77,412
Gains on disposition of fixed assets	16,328	31,387
Gains on change in equity	—	38,680
Gains on sales of shares of affiliates	—	7,344
Gains on sales of shares of subsidiaries	31,462	—
Gains on step acquisitions	2,105	—
Extraordinary losses	456,223	88,987
Losses on disposition of fixed assets	14,658	14,759
Losses on impairment of fixed assets	65,786	41,240
Provision for reserve for contingent liabilities from financial instruments transactions	5	372
Losses on change in equity	21,311	16,580
Losses on sales of shares of affiliates	7,546	16,033
Losses on sales of shares of subsidiaries	3,546	—
Amortization of goodwill	343,368	—

Profits before income taxes	829,443	1,042,036

Income taxes-current	189,231	229,762
Income taxes-deferred	31,668	(44,694)

Total taxes	220,899	185,068

Profits	608,543	856,967

Profits attributable to non-controlling interests	80,392	79,949

Profits attributable to owners of parent	528,151	777,018

8

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Profits	608,543	856,967
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(221,966)	486,026
Net deferred gains (losses) on hedging instruments	71,314	(56,879)
Land revaluation excess	36	—
Foreign currency translation adjustments	(2,681)	(148,051)
Remeasurements of defined benefit plans	(154,532)	319,058
Share of other comprehensive income of associates accounted for using equity method	(29,257)	(132,465)

Total other comprehensive income	(337,087)	467,688

Comprehensive income	271,456	1,324,655

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	177,138	1,254,959
Comprehensive income attributable to non-controlling interests	94,317	69,696

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Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2020

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,034,641	10,640,655	(516,649)	13,300,160	2,249,231	122,516
Cumulative effects of changes in accounting policies			(17,550)		(17,550)
Restated balance	2,141,513	1,034,641	10,623,105	(516,649)	13,282,610	2,249,231	122,516
Changes during the period
Cash dividends			(304,543)		(304,543)
Profits attributable to owners of parent			528,151		528,151
Repurchase of treasury stock				(50,022)	(50,022)
Disposal of treasury stock		(752)		2,527	1,774
Retirement of treasury stock		(58,625)		58,625	—
Reversal of land revaluation excess			9,084		9,084
Changes in subsidiaries’equity		4,839			4,839
Net changes of items other than shareholders’ equity						(182,867)	66,825

Total changes during the period	—	(54,538)	232,692	11,130	189,284	(182,867)	66,825

Balance at the end of the period	2,141,513	980,102	10,855,798	(505,518)	13,471,894	2,066,363	189,342

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	167,681	339,713	(4,729)	4,702	2,879,115	217	1,082,184	17,261,677
Cumulative effects of changes in accounting policies								(17,550)
Restated balance	167,681	339,713	(4,729)	4,702	2,879,115	217	1,082,184	17,244,127
Changes during the period
Cash dividends								(304,543)
Profits attributable to owners of parent								528,151
Repurchase of treasury stock								(50,022)
Disposal of treasury stock								1,774
Retirement of treasury stock								—
Reversal of land revaluation excess								9,084
Changes in subsidiaries’equity								4,839
Net changes of items other than shareholders’ equity	(9,048)	(38,874)	(155,036)	(41,173)	(360,175)	(157)	(217,340)	(577,673)

Total changes during the period	(9,048)	(38,874)	(155,036)	(41,173)	(360,175)	(157)	(217,340)	(388,388)

Balance at the end of the period	158,633	300,838	(159,766)	(36,470)	2,518,940	59	864,844	16,855,738

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Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2021

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	980,102	10,855,798	(505,518)	13,471,894	2,066,363	189,342
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			(120,236)		(120,236)
Restated balance	2,141,513	980,102	10,735,561	(505,518)	13,351,657	2,066,363	189,342
Changes during the period
Cash dividends			(321,837)		(321,837)
Profits attributable to owners of parent			777,018		777,018
Repurchase of treasury stock				(13)	(13)
Disposal of treasury stock		(7)		2,737	2,730
Reversal of land revaluation excess			9,449		9,449
Changes of application of equity method			(104)		(104)
Changes in subsidiaries’ equity		(2,807)			(2,807)
Net changes of items other than shareholders’ equity						517,054	(57,775)

Total changes during the period	—	(2,814)	464,526	2,724	464,436	517,054	(57,775)

Balance at the end of the period	2,141,513	977,287	11,200,087	(502,794)	13,816,094	2,583,417	131,566

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	158,633	300,838	(159,766)	(36,470)	2,518,940	59	864,844	16,855,738
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates							(24,806)	(145,043)
Restated balance	158,633	300,838	(159,766)	(36,470)	2,518,940	59	840,037	16,710,695
Changes during the period
Cash dividends								(321,837)
Profits attributable to owners of parent								777,018
Repurchase of treasury stock								(13)
Disposal of treasury stock								2,730
Reversal of land revaluation excess								9,449
Changes of application of equity method								(104)
Changes in subsidiaries’ equity								(2,807)
Net changes of items other than shareholders’ equity	(9,449)	(290,885)	322,955	(14,361)	467,538	(59)	73,646	541,125

Total changes during the period	(9,449)	(290,885)	322,955	(14,361)	467,538	(59)	73,646	1,005,561

Balance at the end of the period	149,183	9,953	163,189	(50,832)	2,986,478	—	913,684	17,716,257

11

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Cash flows from operating activities:
Profits before income taxes	829,443	1,042,036
Depreciation and amortization	330,371	338,617
Impairment losses	65,786	41,240
Amortization of goodwill	372,920	16,833
Equity in losses (gains) of equity method investees	(277,221)	(321,761)
Increase (decrease) in allowance for credit losses	20,148	216,270
Increase (decrease) in reserve for bonuses	8,086	8,477
Increase (decrease) in reserve for bonuses to directors	5	410
Increase (decrease) in reserve for stocks payment	484	(383)
Decrease (increase) in net defined benefit assets	49,212	(387,415)
Increase (decrease) in net defined benefit liabilities	4,109	2,247
Increase (decrease) in reserve for retirement benefits to directors	(0)	(185)
Increase (decrease) in reserve for loyalty award credits	12,519	(12,357)
Increase (decrease) in reserve for contingent losses	(59,390)	(26,234)
Interest income recognized on statement of income	(3,841,301)	(2,678,691)
Interest expenses recognized on statement of income	1,948,484	773,719
Losses (gains) on securities	(544,698)	(240,645)
Losses (gains) on money held in trust	(8,476)	56,796
Foreign exchange losses (gains)	847,932	(1,270,550)
Losses (gains) on sales of fixed assets	(1,669)	(16,630)
Net decrease (increase) in trading assets	(4,120,479)	(531,184)
Net increase (decrease) in trading liabilities	2,384,310	52,686
Adjustment of unsettled trading accounts	(240,582)	555,568
Net decrease (increase) in loans and bills discounted	(227,530)	1,092,978
Net increase (decrease) in deposits	6,503,304	24,839,332
Net increase (decrease) in negotiable certificates of deposit	(1,623,847)	327,904
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	8,353,562	6,621,372
Net decrease (increase) in call loans and bills bought and others	(12,772,206)	10,364,263
Net decrease (increase) in receivables under securities borrowing transactions	(719,976)	15,787
Net increase (decrease) in call money and bills sold and others	7,697,173	(8,133,589)
Net increase (decrease) in commercial papers	(158,147)	(347,748)
Net increase (decrease) in payables under securities lending transactions	151,607	(214,910)
Net decrease (increase) in foreign exchanges (assets)	477,953	(181,308)
Net increase (decrease) in foreign exchanges (liabilities)	(48,568)	(115,966)
Net increase (decrease) in short-term bonds payable	168,295	80,706
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	704,633	(287,095)
Net increase (decrease) in due to trust accounts	(483,538)	1,409,881
Interest income (cash basis)	3,970,441	2,821,239
Interest expenses (cash basis)	(1,965,180)	(844,633)
Others	395,291	(50,656)

Sub-total	8,203,259	35,016,420

Income taxes	(228,784)	(236,321)
Refund of income taxes	86,365	124,847

Net cash provided by (used in) operating activities	8,060,840	34,904,946

12

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Cash flows from investing activities:
Purchases of securities	(90,417,706)	(116,742,577)
Proceeds from sales of securities	64,642,308	65,188,712
Proceeds from redemption of securities	23,887,868	42,121,240
Payments for increase in money held in trust	(810,487)	(1,241,659)
Proceeds from decrease in money held in trust	701,517	901,330
Purchases of tangible fixed assets	(127,176)	(133,671)
Purchases of intangible fixed assets	(318,853)	(263,119)
Proceeds from sales of tangible fixed assets	70,574	49,226
Proceeds from sales of intangible fixed assets	1,922	8,223
Payments for acquisition of businesses	(559,561)	(520)
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(494,920)	(23,239)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	58,701	—
Others	(2,631)	(4,289)

Net cash provided by (used in) investing activities	(3,368,444)	(10,140,343)

Cash flows from financing activities:
Proceeds from subordinated borrowings	31,720	20,000
Repayments of subordinated borrowings	(67,945)	(21,000)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	586,670	272,742
Payments for redemption of subordinated bonds payable and bonds with warrants	(90,241)	(381,454)
Proceeds from issuance of common stock to non-controlling shareholders	3,823	4,856
Repayments to non-controlling shareholders	—	(23)
Payments for redemption of preferred securities	(330,000)	—
Dividends paid by MUFG	(304,535)	(321,772)
Dividends paid by subsidiaries to non-controlling shareholders	(42,331)	(14,826)
Purchases of treasury stock	(50,022)	(13)
Proceeds from sales of treasury stock	2,291	2,143
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(6,494)	(0)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	15,401	3,275

Net cash provided by (used in) financing activities	(251,664)	(436,071)

Effect of foreign exchange rate changes on cash and cash equivalents	(311,992)	316,544

Net increase (decrease) in cash and cash equivalents	4,128,739	24,645,076

Cash and cash equivalents at the beginning of the period	74,206,895	78,335,634

Cash and cash equivalents at the end of the period	78,335,634	102,980,711

13

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

None.

(Changes in Accounting Policies)

  (Additional Information)

(Adoption of U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments”)

Certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the current fiscal year. This update replaces the incurred loss impairment methodology in previous U.S. GAAP with a methodology that reflects expected credit losses, and full lifetime expected credit losses will be recognized upon initial recognition of a financial asset measured on an amortized cost basis by taking into account certain forecasted information such as macroeconomic indicators. In adopting the accounting standard, retained earnings were adjusted for the cumulative effect at the beginning of the current fiscal year.

As a result, at the beginning of the current fiscal year, allowance for credit losses increased by ¥172,363 million, retained earnings decreased by ¥118,374 million, and net assets per share decreased by ¥9.21.

(Additional Information)

(Estimated impact of the COVID-19 pandemic relating to provision for credit losses)

For the fiscal year ended March 31, 2020

MUFG Bank, Ltd. (“the Bank”), a major consolidated subsidiary of MUFG, and some of the Bank’s consolidated subsidiaries, recorded a provision for credit losses of ¥45,347 million by estimating the impact of the COVID-19 pandemic on credit risk, to the extent that such impact was considered not to have been reflected in the borrowers’ financial information, considering the expected impact of the pandemic on the borrowers’ financial performance and on the overall economic environment.

The process for preparing the recorded provision amount involved, among other things, determining the scope of borrowers (in terms of industry, geographical region, etc.) that were expected to be significantly affected, making certain assumptions relating to economic factors based on certain scenarios, and collectively estimating the degree to which the internal credit ratings assigned to borrowers in particular industries or geographic regions would be downgraded.

Since there was no precedent or established market view regarding the extent of the pandemic or the timing of containment of the pandemic available for reference, the Bank and some of its consolidated subsidiaries made certain assumptions, including that economic conditions recovering to the calendar 2019 level by some time around the end of calendar 2020 globally, and estimated the amount, as best as they could under the circumstances, based on, among other things, such assumptions, information available from external sources, and the approval of the appropriate management decision-making body given in accordance with prescribed internal rules.

14

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2021

In calculating the allowance for credit losses, the Bank determine loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. When making adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, the subsidiaries take into account the rate of increase in the credit loss rate or the default probability in a more recent period, especially in light of the sudden and significant deterioration in economic environment under the COVID-19 pandemic. The amount of impact of these adjustments is 30,846 million yen.

Due to these adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, which are made to reflect the credit risk for loans and other assets held as of the end of the fiscal year, are based on estimation relating to the economic environment with respect to which objective data are not readily available, in particular, future developments concerning the COVID-19 pandemic, which are expected to impact our transaction counterparties’ operating environment and the economic environment, remain subject to significant uncertainty. Accordingly, we make certain assumptions, including that the pace of future economic recovery would be generally gradual, although the pace may vary from country to country, as balancing economic activity and pandemic control continues. The recorded allowance represents our best estimate made in a manner designed to ensure objectivity and rationality.

These assumptions change to reflect developments in the economic environment, and changes in the assumptions may result in an increase or decrease in the allowance for credit losses in the following fiscal year.

(Major overseas subsidiaries’ total credit costs which are expected to be reflected in MUFG’s consolidated financial statements as of and for the first quarter of the fiscal year ending March 31, 2022)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the quarter ended December 31, 2020 adopted ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” the new guidance that introduced the concept of current expected credit loss, as of the beginning of the first quarter of the fiscal year ending December 31, 2020. As a result, these subsidiaries record provision for allowance for credit losses by taking into account certain forecasted information such as macroeconomic indicators.

Under the new guidance, it is currently estimated that subsidiaries’ total credit costs for the quarter ended March 31, 2021 will be approximately ¥10 billion in total. The subsidiaries’ total credit costs will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending June 30, 2021.

The definition of total credit costs is described in “1. Financial Results” of “Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2021”.

15

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information on net revenue and operating profit (loss) for each reporting segment

For the Fiscal Year Ended March 31, 2021

	(in millions of yen)
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	1,389,429	559,904	426,348	783,238	293,451	3,452,372	634,849	(4,946)	4,082,275
Operating expenses	1,130,425	319,354	269,885	509,031	210,009	2,438,706	234,035	160,943	2,833,684
Operating profit (loss)	259,003	240,550	156,463	274,207	83,441	1,013,666	400,814	(165,889)	1,248,590

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

2.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year period

operating profit	For the fiscal year ended March 31,2021
Total operating profit of reporting segments	1,248,590
Operating profit of consolidated subsidiaries excluded from reporting segments	(403)
Provision for general allowance for credit losses	(203,867)
Credit related expenses	(378,886)
Gains on loans written-off	67,224
Net gains on equity securities and other securities	130,273
Equity in earnings of equity method investees	321,761
Others	(131,079)
Ordinary profit in the consolidated statement of income	1,053,610

16

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2021
Total equity per common share	¥1,308.12
Basic earnings per common share	¥60.49
Diluted earnings per common share	¥60.25

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2021
Basic earnings per common share
Profits attributable to owners of parent	million yen	777,018
Profits not attributable to common shareholders	million yen	—
Profits attributable to common shareholders of parent	million yen	777,018
Average number of common shares during the period	thousand shares	12,843,564
Diluted earnings per common share
Adjustment to profits attributable to owners of parent	million yen	(3,175)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(3,175)
Increase in common shares	thousand shares	—
Subscription rights to shares	thousand shares	—
Description of antidilutive securities which were not included in the calculation of diluted earnings per share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others - 5 million units as of December 31, 2020

2. The bases for the calculation of total equity per common share for the period indicated were as follows:
		As of March 31, 2021
Total equity	million yen	17,716,257
Deductions from total equity:	million yen	913,684
Subscription rights to shares	million yen	—
Non-controlling interests	million yen	913,684
Total equity attributable to common shares	million yen	16,802,572
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	12,844,802

17

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2021

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BK Consolidated excl. MUAH, KS, BDI ]*5*6*7	29

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	30

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	34

(Reference)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	37

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“MUAH” means MUFG Americas Holdings Corporation.
(*6)	“KS” means Bank of Ayudhya Public Company Limited.
(*7)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2021 (A)	March 31, 2020 (B)	(Decrease) (A) - (B)
Gross profits	3,997,912	3,986,304	11,608
Gross profits before credit costs for trust accounts	3,997,912	3,986,304	11,608
Net interest income	1,905,112	1,892,967	12,144
Trust fees	140,449	130,829	9,619
Credit costs for trust accounts (1)	(0)	0	(0)
Net fees and commissions	1,334,712	1,341,266	(6,553)
Net trading profits	350,065	161,457	188,608
Net other operating profits	267,573	459,783	(192,210)
Net gains (losses) on debt securities	119,061	492,989	(373,927)
General and administrative expenses	2,749,489	2,801,858	(52,369)
Amortization of goodwill	16,833	29,551	(12,718)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,265,257	1,213,997	51,259
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,248,423	1,184,445	63,978
Provision for general allowance for credit losses (2)	(203,867)	(111,408)	(92,459)
Net operating profits*	1,044,555	1,073,037	(28,481)
Net non-recurring gains (losses)	9,054	162,733	(153,678)
Credit costs (3)	(378,886)	(214,966)	(163,920)
Losses on loan write-offs	(188,852)	(179,213)	(9,638)
Provision for specific allowance for credit losses	(174,259)	(18,237)	(156,021)
Other credit costs	(15,775)	(17,514)	1,738
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	8,148	(8,148)
Gains on loans written-off (6)	67,224	95,275	(28,051)
Net gains (losses) on equity securities	130,273	31,339	98,933
Gains on sales of equity securities	189,957	166,710	23,246
Losses on sales of equity securities	(51,585)	(74,552)	22,967
Losses on write-down of equity securities	(8,099)	(60,817)	52,718
Equity in earnings of equity method investees	321,761	277,221	44,539
Other non-recurring gains (losses)	(131,317)	(34,286)	(97,030)

Ordinary profits	1,053,610	1,235,770	(182,159)

Net extraordinary gains (losses)	(11,574)	(406,326)	394,752
Net gains (losses) on disposition of fixed assets	16,628	1,669	14,958
Losses on impairment of fixed assets	(41,240)	(65,786)	24,545
Net gains (losses) on change in equity	22,099	(21,311)	43,410
Losses on sales of shares of affiliates	(16,033)	—	(16,033)
Gains on sales of shares of affiliates	7,344	—	7,344
Amortization of goodwill	—	(343,368)	343,368
Gains on sales of shares of subsidiaries	—	31,462	(31,462)
Profits before income taxes	1,042,036	829,443	212,592
Income taxes-current	229,762	189,231	40,531
Income taxes-deferred	(44,694)	31,668	(76,362)
Total taxes	185,068	220,899	(35,831)
Profits	856,967	608,543	248,423
Profits attributable to non-controlling interests	79,949	80,392	(442)

Profits attributable to owners of parent	777,018	528,151	248,866

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(515,530)	(222,950)	(292,579)

Number of consolidated subsidiaries	258	251	7
Number of affiliated companies accounted for under the equity method	53	54	(1)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2021 (A)	March 31, 2020 (B)	(Decrease) (A) - (B)
Gross profits	1,882,799	1,878,061	4,738
Gross profits before credit costs for trust accounts	1,882,799	1,878,061	4,738
Domestic gross profits	975,072	1,175,757	(200,684)
Net interest income	570,868	638,182	(67,314)
Trust fees	113,809	104,361	9,448
Credit costs for trust accounts (1)	(0)	0	(0)
Net fees and commissions	339,017	341,116	(2,099)
Net trading profits	1,868	10,149	(8,281)
Net other operating profits	(50,490)	81,948	(132,438)
Net gains (losses) on debt securities	(52,592)	67,069	(119,661)
Non-domestic gross profits	907,727	702,304	205,422
Net interest income	405,483	292,159	113,324
Net fees and commissions	153,515	159,914	(6,399)
Net trading profits	105,390	11,641	93,749
Net other operating profits	243,337	238,588	4,748
Net gains (losses) on debt securities	149,481	420,698	(271,216)
General and administrative expenses	1,362,349	1,340,421	21,928
Personnel expenses	445,240	445,201	39
Non-personnel expenses	834,780	819,030	15,750
Taxes	82,328	76,189	6,138
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	520,449	537,640	(17,190)
Provision for general allowance for credit losses (2)	(90,752)	—	(90,752)
Net operating profits	429,697	537,640	(107,943)
Net non-recurring gains (losses)	(94,414)	72,120	(166,535)
Credit costs (3)	(141,707)	(45,684)	(96,023)
Losses on loan write-offs	(36,039)	(28,918)	(7,121)
Provision for specific allowance for credit losses	(85,082)	—	(85,082)
Other credit costs	(20,585)	(16,765)	(3,819)
Reversal of allowance for credit losses (4)	8	18,859	(18,851)
Reversal of reserve for contingent losses included in credit costs (5)	95	4,861	(4,765)
Gains on loans written-off (6)	9,078	34,602	(25,524)
Net gains (losses) on equity securities	123,057	28,186	94,871
Gains on sales of equity securities	180,515	165,853	14,661
Losses on sales of equity securities	(50,947)	(74,627)	23,680
Losses on write-down of equity securities	(6,510)	(63,039)	56,529
Other non-recurring gains (losses)	(84,947)	31,295	(116,242)

Ordinary profits	335,282	609,761	(274,478)

Net extraordinary gains (losses)	(243)	(997,014)	996,770
Net gains (losses) on disposition of fixed assets	17,670	3,368	14,302
Losses on impairment of fixed assets	(18,306)	(31,917)	13,611
Losses on sales of shares of affiliates	(1,978)	—	(1,978)
Losses on write-down of shares of subsidiaries	—	(923,076)	923,076
Losses on write-down of shares of affiliates	—	(54,314)	54,314
Income before income taxes	335,039	(387,252)	722,292
Income taxes-current	131,325	128,448	2,876
Income taxes-deferred	(37,168)	24,290	(61,458)
Total taxes	94,156	152,739	(58,582)

Net income	240,882	(539,991)	780,874

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(223,277)	12,639	(235,917)

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	423,560	49,872	373,687
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	438,141	50,157	387,983

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2021 (A)	March 31, 2020 (B)	(Decrease) (A) - (B)
Gross profits	2,698,690	2,741,881	(43,190)
Net interest income	1,598,960	1,605,029	(6,068)
Trust fees	12,249	12,810	(560)
Net fees and commissions	664,345	701,617	(37,272)
Net trading profits	163,959	43,290	120,669
Net other operating profits	259,176	379,134	(119,958)
Net gains (losses) on debt securities	134,431	483,799	(349,367)
General and administrative expenses	1,848,548	1,921,857	(73,309)
Amortization of goodwill	6,049	25,219	(19,169)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	856,192	845,243	10,948
Net operating profits before provision for general allowance for credit losses	850,142	820,023	30,118
Provision for general allowance for credit losses (1)	(209,101)	(107,866)	(101,235)
Net operating profits*	641,040	712,157	(71,117)
Net non-recurring gains (losses)	(210,152)	(214)	(209,938)
Credit costs (2)	(286,177)	(109,577)	(176,599)
Losses on loan write-offs	(110,545)	(92,415)	(18,129)
Provision for specific allowance for credit losses	(159,862)	352	(160,214)
Other credit costs	(15,770)	(17,514)	1,744
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	8,192	(8,192)
Gains on loans written-off (5)	44,649	73,713	(29,063)
Net gains (losses) on equity securities	86,956	15,018	71,938
Gains on sales of equity securities	131,889	123,577	8,311
Losses on sales of equity securities	(38,399)	(53,215)	14,815
Losses on write-down of equity securities	(6,532)	(55,344)	48,811
Equity in earnings of equity method investees	19,130	(2,468)	21,599
Other non-recurring gains (losses)	(74,712)	14,908	(89,620)

Ordinary profits	430,887	711,942	(281,055)

Net extraordinary gains (losses)	(6,524)	(371,551)	365,026
Net gains (losses) on disposition of fixed assets	16,947	3,770	13,176
Losses on impairment of fixed assets	(23,472)	(58,849)	35,377
Amortization of goodwill	—	(359,323)	359,323
Gains on sales of shares of subsidiaries	—	31,462	(31,462)
Profits before income taxes	424,362	340,391	83,971
Income taxes-current	178,172	196,788	(18,616)
Income taxes-deferred	(81,769)	4,047	(85,817)
Total taxes	96,402	200,836	(104,433)
Profits	327,960	139,555	188,404
Profits attributable to non-controlling interests	20,198	41,634	(21,435)

Profits attributable to owners of parent	307,761	97,921	209,840

Note:

* Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(450,629)	(135,538)	(315,091)

Number of consolidated subsidiaries	122	121	1
Number of affiliated companies accounted for under the equity method	44	42	2

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2021 (A)	March 31, 2020 (B)	(Decrease) (A) - (B)
Gross profits	1,551,105	1,546,255	4,849
Domestic gross profits	710,312	918,088	(207,775)
Net interest income	531,982	571,682	(39,700)
Net fees and commissions	242,348	248,564	(6,215)
Net trading profits	3,453	2,039	1,413
Net other operating profits	(67,472)	95,801	(163,273)
Net gains (losses) on debt securities	(64,047)	73,609	(137,657)
Non-domestic gross profits	840,792	628,167	212,625
Net interest income	314,559	246,112	68,446
Net fees and commissions	150,205	157,450	(7,244)
Net trading profits	104,996	10,434	94,561
Net other operating profits	271,031	214,169	56,862
Net gains (losses) on debt securities	180,690	404,863	(224,172)
General and administrative expenses	1,163,040	1,150,980	12,060
Personnel expenses	380,442	385,391	(4,949)
Non-personnel expenses	710,069	698,542	11,526
Amortization of goodwill	1,566	825	740
Taxes	72,529	67,046	5,482
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	389,631	396,100	(6,469)
Net operating profits before provision for general allowance for credit losses	388,064	395,274	(7,210)
Provision for general allowance for credit losses (1)	(90,752)	—	(90,752)
Net operating profits	297,311	395,274	(97,962)
Net non-recurring gains (losses)	(95,064)	63,909	(158,974)
Credit costs (2)	(141,702)	(45,675)	(96,026)
Reversal of allowance for credit losses (3)	—	18,072	(18,072)
Reversal of reserve for contingent losses included in credit costs (4)	—	4,831	(4,831)
Gains on loans written-off (5)	9,078	34,590	(25,512)
Net gains (losses) on equity securities	84,019	11,157	72,861
Gains on sales of equity securities	125,788	119,616	6,171
Losses on sales of equity securities	(36,885)	(52,959)	16,074
Losses on write-down of equity securities	(4,884)	(55,499)	50,615
Other non-recurring gains (losses)	(46,460)	40,933	(87,393)

Ordinary profits	202,247	459,184	(256,937)

Net extraordinary gains (losses)	3,336	(995,111)	998,447
Net gains (losses) on disposition of fixed assets	17,719	3,082	14,636
Losses on impairment of fixed assets	(16,754)	(29,644)	12,889
Losses on write-down of shares of subsidiaries	—	(923,076)	923,076
Losses on write-down of shares of affiliates	—	(54,314)	54,314
Income before income taxes	205,583	(535,927)	741,510
Income taxes-current	101,551	96,429	5,122
Income taxes-deferred	(40,447)	20,716	(61,164)
Total taxes	61,103	117,145	(56,041)

Net income	144,479	(653,072)	797,552

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(223,376)	11,818	(235,195)
Provision for general allowance for credit losses	(90,752)	(42,875)	(47,877)
Provision for special allowance for credit losses	(85,082)	60,834	(145,916)
Allowance for credit to specific foreign borrowers	(374)	113	(488)
Losses on loans write-off	(36,034)	(28,909)	(7,124)
Provision for contingent losses included in credit costs	(5,796)	4,831	(10,627)
Gains on loans written-off	9,078	34,590	(25,512)
Losses on sales of other loans, etc.	(14,414)	(16,765)	2,351

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	271,421	(83,198)	354,619
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	275,955	(90,474)	366,430

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2021 (A)	March 31, 2020 (B)	(Decrease) (A) - (B)
Gross profits	519,511	472,305	47,205
Gross profits before credit costs for trust accounts	519,511	472,304	47,206
Trust fees	128,566	118,336	10,230
Trust fees before credit costs for trust accounts	128,566	118,335	10,231
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	21,434	15,864	5,570
Other trust fees	107,131	102,471	4,660
Credit costs for trust accounts (1)	(0)	0	(0)
Net interest income	116,540	95,501	21,039
Net fees and commissions	268,576	221,571	47,004
Net trading profits	5,297	13,887	(8,589)
Net other operating profits	529	23,008	(22,479)
Net gains (losses) on debt securities	(19,973)	8,695	(28,669)
General and administrative expenses	365,112	322,364	42,747
Amortization of goodwill	10,780	4,951	5,829
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	165,179	154,891	10,288
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	154,399	149,940	4,458
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	154,399	149,940	4,458
Net non-recurring gains (losses)	2,995	11,985	(8,990)
Credit costs (3)	(23)	(59)	35
Losses on loan write-offs	(25)	(23)	(1)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	1	(35)	36
Reversal of allowance for credit losses (4)	66	721	(654)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	13	66	(53)
Net gains (losses) on equity securities	39,187	19,626	19,561
Gains on sales of equity securities	54,726	48,777	5,949
Losses on sales of equity securities	(14,062)	(21,682)	7,620
Losses on write-down of equity securities	(1,477)	(7,468)	5,991
Equity in earnings of equity method investees	4,577	530	4,046
Other non-recurring gains (losses)	(40,825)	(8,899)	(31,926)

Ordinary profits	157,394	161,926	(4,532)

Net extraordinary gains (losses)	6,260	(1,585)	7,846
Net gains (losses) on disposition of fixed assets	468	712	(244)
Losses on impairment of fixed assets	(1,552)	(2,298)	746
Gains on sales of shares of affiliates	7,344	—	7,344
Profits before income taxes	163,654	160,341	3,313
Income taxes-current	43,333	42,023	1,310
Income taxes-deferred	1,986	3,641	(1,654)
Total taxes	45,320	45,664	(344)
Profits	118,334	114,676	3,658
Profits attributable to non-controlling interests	399	448	(48)

Profits attributable to owners of parent	117,934	114,227	3,706

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	55	729	(673)

Number of consolidated subsidiaries	105	95	10
Number of affiliated companies accounted for under the equity method	5	7	(2)

TB Consolidated(combined operating results of TB and transferred entities to Intermediate Holding Company in the United States) To comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company(“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows(the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	154,114	149,993	4,120
Profits attributable to owners of parent	117,615	114,699	2,916
Number of the entities transferred to IHC	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2021 (A)	March 31, 2020 (B)	(Decrease) (A) - (B)
Gross profits	331,694	331,806	(111)
Gross profits before credit costs for trust accounts	331,694	331,805	(111)
Domestic gross profits	264,760	257,669	7,091
Trust fees	113,809	104,361	9,448
Trust fees before credit costs for trust accounts	113,809	104,360	9,449
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	21,434	15,864	5,570
Other trust fees	92,375	88,496	3,878
Credit costs for trust accounts (1)	(0)	0	(0)
Net interest income	38,885	66,499	(27,614)
Net fees and commissions	96,668	92,552	4,115
Net trading profits	(1,584)	8,109	(9,694)
Net other operating profits	16,981	(13,853)	30,834
Net gains (losses) on debt securities	11,455	(6,540)	17,995
Non-domestic gross profits	66,934	74,137	(7,202)
Net interest income	90,924	46,046	44,877
Net fees and commissions	3,309	2,464	845
Net trading profits	394	1,207	(812)
Net other operating profits	(27,694)	24,419	(52,113)
Net gains (losses) on debt securities	(31,208)	15,835	(47,043)
General and administrative expenses	199,309	189,440	9,868
Personnel expenses	64,798	59,809	4,989
Non-personnel expenses	124,711	120,488	4,223
Taxes	9,799	9,142	656
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	132,385	142,365	(9,979)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	132,385	142,366	(9,980)
Net non-recurring gains (losses)	649	8,210	(7,560)
Credit costs (3)	(5)	(8)	3
Reversal of allowance for credit losses (4)	8	786	(778)
Reversal of reserve for contingent losses included in credit costs (5)	95	29	65
Gains on loans written-off (6)	0	12	(12)
Net gains (losses) on equity securities	39,038	17,028	22,009
Gains on sales of equity securities	54,726	46,236	8,489
Losses on sales of equity securities	(14,062)	(21,667)	7,605
Losses on write-down of equity securities	(1,625)	(7,540)	5,914
Other non-recurring gains (losses)	(38,486)	(9,637)	(28,849)

Ordinary profits	133,035	150,577	(17,541)

Net extraordinary gains (losses)	(3,579)	(1,902)	(1,676)
Net gains (losses) on disposition of fixed assets	(48)	285	(334)
Losses on impairment of fixed assets	(1,552)	(2,273)	721
Losses on sales of shares of affiliates	(1,978)	—	(1,978)
Income before income taxes	129,456	148,674	(19,218)
Income taxes-current	29,773	32,019	(2,246)
Income taxes-deferred	3,279	3,573	(294)
Total taxes	33,052	35,593	(2,540)

Net income	96,403	113,081	(16,677)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	98	820	(722)
Credit costs for trust accounts	(0)	0	(0)
Provision for general allowance for credit losses	242	784	(542)
Provision for special allowance for credit losses	(234)	1	(236)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(5)	(8)	3
Provision for contingent losses included in credit costs	95	29	65
Gains on loans written-off	0	12	(12)
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	152,138	133,070	19,067
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	162,185	140,632	21,553

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2021 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2020 (B)
Total average interest rate on interest-earning assets (a)	0.41	(0.08)	0.49
Average interest rate on loans and bills discounted (b)	0.72	(0.05)	0.78
Average interest rate on securities	0.27	(0.27)	0.55
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.40	(0.09)	0.50
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.12	(0.09)	0.21
Overall interest rate spread (a)-(c)	0.00	0.01	(0.00)
Interest rate spread (b)-(d)	0.72	(0.05)	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.74	(0.05)	0.80
Interest rate spread (e)-(d)	0.74	(0.05)	0.79

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2021 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2020 (B)
Total average interest rate on interest-earning assets (a)	0.39	(0.23)	0.62
Average interest rate on loans and bills discounted (b)	0.33	(0.01)	0.34
Average interest rate on securities	1.21	(0.57)	1.79
Total average interest rate on interest-bearing liabilities (c)	0.08	(0.04)	0.12
Average interest rate on deposits and NCD (d)	0.02	(0.01)	0.04
Overall interest rate spread (a)-(c)	0.30	(0.19)	0.49
Interest rate spread (b)-(d)	0.30	0.00	0.29

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.64	(0.01)	0.66
Interest rate spread (e)-(d)	0.61	(0.00)	0.61

BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2021 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2020 (B)
Average interest rate on loans and bills discounted (a)	0.70	(0.04)	0.75
Average interest rate on deposits and NCD (b)	0.00	(0.00)	0.00
Interest rate spread (a)-(b)	0.70	(0.04)	0.74

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.74	(0.05)	0.79
Interest rate spread (c)-(b)	0.74	(0.05)	0.79

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2021
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	3,321.8	5,499.5	7,991.7	16,813.2
Receive-floater/pay-fix	1,016.2	2,190.5	1,736.0	4,942.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	4,338.1	7,690.1	9,727.8	21,756.0

BK Consolidated
	(in billions of yen)
	As of March 31, 2021
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	3,202.2	5,071.4	7,861.3	16,135.0
Receive-floater/pay-fix	722.7	1,005.3	258.7	1,986.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	3,925.0	6,076.7	8,120.0	18,121.9

TB Consolidated
	(in billions of yen)
	As of March 31, 2021
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	119.6	348.3	107.8	575.8
Receive-floater/pay-fix	292.4	1,126.2	1,452.2	2,870.9
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	412.0	1,474.5	1,560.1	3,446.7

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2021				As of March 31, 2020
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	3,903,764	35,380	50,465	15,085	4,165,781	12,113	43,847	31,734
Domestic bonds	1,100,447	23,032	23,032	—	1,100,574	29,855	29,855	—
Government bonds	1,100,447	23,032	23,032	—	1,100,574	29,855	29,855	—
Municipal bonds	—	—	—	—	—	—	—	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	2,803,317	12,347	27,432	15,085	3,065,206	(17,742)	13,991	31,734
Foreign bonds	756,657	22,902	25,711	2,808	1,034,835	9,696	13,715	4,018
Other	2,046,659	(10,555)	1,721	12,277	2,030,371	(27,439)	276	27,715

	(in millions of yen)
	As of March 31, 2021				As of March 31, 2020
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	73,892,007	3,749,919	4,227,901	477,981	62,151,189	2,888,631	3,361,658	473,026
Domestic equity securities	5,216,386	3,350,537	3,390,250	39,712	4,141,355	2,139,981	2,222,330	82,349
Domestic bonds	40,552,270	122,506	167,887	45,381	27,473,106	171,378	206,512	35,134
Government bonds	32,344,709	86,944	123,397	36,452	20,643,048	123,911	152,196	28,284
Municipal bonds	3,731,515	12,310	15,124	2,814	2,952,820	14,076	16,279	2,202
Short-term corporate bonds	564,097	26	31	4	—	—	—	—
Corporate bonds	3,911,947	23,225	29,334	6,109	3,877,238	33,389	38,036	4,647
Other	28,123,350	276,874	669,762	392,888	30,536,727	577,271	932,815	355,543
Foreign equity securities	86,025	21,102	21,104	1	79,521	12,671	12,690	19
Foreign bonds	21,236,699	103,001	377,998	274,996	24,502,462	738,144	798,956	60,811
Other	6,800,625	152,770	270,659	117,889	5,954,743	(173,544)	121,168	294,712

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2021				As of March 31, 2020
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	23,813,598	6,929,239	6,909,513	4,000,366	10,619,157	9,697,443	4,227,061	4,030,017
Government bonds	22,879,850	4,097,191	3,880,019	2,588,095	10,396,682	7,588,648	1,156,573	2,601,718
Municipal bonds	69,592	1,390,238	2,271,684	—	11,351	763,350	2,178,117	—
Short-term corporate bonds	564,097	—	—	—	—	—	—	—
Corporate bonds	300,057	1,441,808	757,809	1,412,271	211,123	1,345,445	892,370	1,428,299
Other	3,260,028	8,703,402	6,630,163	9,452,219	3,803,556	5,844,370	7,626,742	14,049,606
Foreign bonds	2,549,349	7,085,913	5,290,960	7,067,133	3,221,731	4,340,556	6,865,314	11,109,696
Other	710,678	1,617,489	1,339,203	2,385,086	581,825	1,503,813	761,428	2,939,909
Total	27,073,626	15,632,642	13,539,677	13,452,586	14,422,714	15,541,813	11,853,804	18,079,624

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2021				As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,785,106	14,751	23,032	8,281	1,944,533	18,785	30,046	11,260
Stocks of subsidiaries and affiliates	625,594	527,522	527,966	443	627,818	(17,184)	4,344	21,529

	(in millions of yen)
	As of March 31, 2021				As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	57,463,835	2,711,253	3,055,469	344,216	46,321,585	1,991,487	2,347,728	356,240
Domestic equity securities	4,320,383	2,703,898	2,739,050	35,151	3,374,636	1,651,395	1,725,564	74,169
Domestic bonds	38,401,935	119,605	157,408	37,803	25,770,967	154,064	186,191	32,127
Other	14,741,516	(112,250)	159,010	271,261	17,175,981	186,027	435,971	249,943
Foreign equity securities	61,701	14,126	14,128	1	53,695	6,530	6,549	19
Foreign bonds	11,001,832	(179,648)	28,372	208,020	13,997,325	370,202	401,257	31,055
Other	3,677,982	53,270	116,509	63,238	3,124,961	(190,704)	28,164	218,868
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2021				As of March 31, 2020
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	22,940,204	6,720,882	6,606,103	3,235,193	10,106,478	9,245,170	4,078,218	3,441,674
Government bonds	22,571,678	3,986,589	3,629,529	1,928,989	9,902,705	7,188,369	1,106,011	2,096,962
Municipal bonds	69,592	1,381,708	2,254,941	—	11,351	759,253	2,156,905	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	298,932	1,352,583	721,632	1,306,203	192,421	1,297,547	815,301	1,344,712
Other	2,293,657	5,147,155	2,187,294	4,439,400	2,600,654	2,410,872	3,474,229	8,298,085
Foreign bonds	1,766,311	3,859,156	1,647,742	3,728,622	2,257,468	1,269,228	3,078,456	7,392,171
Other	527,345	1,287,999	539,551	710,778	343,186	1,141,643	395,772	905,914
Total	25,233,861	11,868,037	8,793,397	7,674,593	12,707,132	11,656,042	7,552,448	11,739,760

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2021				As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,259,698	(1,968)	1,705	3,673	1,059,871	(15,289)	—	15,289
Stocks of subsidiaries and affiliates	67,814	2,389	2,760	371	28,482	(1,873)	23	1,896

	(in millions of yen)
	As of March 31, 2021				As of March 31, 2020
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available—for-sale securities	11,016,988	853,279	974,526	121,247	10,698,869	727,878	834,142	106,263
Domestic equity securities	939,291	595,246	603,069	7,823	807,271	432,023	447,382	15,359
Domestic bonds	2,136,137	2,797	10,478	7,680	1,710,778	16,171	19,308	3,136
Other	7,941,559	255,235	360,979	105,743	8,180,820	279,683	367,451	87,767
Foreign equity securities	56	41	41	—	44	35	35	—
Foreign bonds	6,262,308	166,399	218,733	52,333	6,616,153	262,471	280,229	17,757
Other	1,679,194	88,794	142,204	53,409	1,564,622	17,176	87,186	70,009
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2021				As of March 31, 2020
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	861,637	205,915	303,410	765,173	511,354	462,237	148,843	588,343
Government bonds	286,457	110,602	250,490	659,105	492,702	400,279	50,562	504,756
Municipal bonds	—	8,530	16,743	—	—	4,097	21,212	—
Short-term corporate bonds	564,097	—	—	—	—	—	—	—
Corporate bonds	11,082	86,782	36,176	106,068	18,652	57,861	77,068	83,587
Other	213,530	1,784,299	2,915,787	2,885,206	343,946	1,834,493	2,519,427	3,586,770
Foreign bonds	209,512	1,672,427	2,824,901	2,815,165	248,629	1,634,668	2,359,975	3,432,751
Other	4,018	111,871	90,886	70,040	95,317	199,825	159,451	154,018
Total	1,075,168	1,990,214	3,219,197	3,650,379	855,300	2,296,731	2,668,270	4,175,113

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2021 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2020 (B)
ROE	5.63	1.77	3.85

Note:

ROE is computed as follows:

Profits attributable to owners of parent	× 100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of March 31, 2021 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)	As of September 30, 2020
(1) Total capital ratio (4)/(7)	16.31%	0.44%	15.87%	16.55%
(2) Tier 1 capital ratio (5)/(7)	13.96%	0.39%	13.56%	14.11%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.33%	0.42%	11.90%	12.52%
(4) Total capital	18,669.5	389.9	18,279.5	18,764.4
(5) Tier 1 capital	15,982.7	359.4	15,623.3	15,998.0
(6) Common Equity Tier 1 capital	14,113.7	405.3	13,708.3	14,188.1
(7) Risk weighted assets	114,419.3	(716.2)	115,135.6	113,312.5
(8) Required Capital (7)×8%	9,153.5	(57.3)	9,210.8	9,065.0

BK Consolidated	(in billions of yen)
	As of March 31, 2021 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)	As of September 30, 2020
(1) Total capital ratio (4)/(7)	15.04%	0.61%	14.43%	15.00%
(2) Tier 1 capital ratio (5)/(7)	12.76%	0.46%	12.29%	12.66%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.17%	0.46%	10.70%	11.13%
(4) Total capital	14,630.4	344.8	14,285.6	14,488.1
(5) Tier 1 capital	12,411.3	241.3	12,170.0	12,229.4
(6) Common Equity Tier 1 capital	10,865.3	268.1	10,597.1	10,754.0
(7) Risk weighted assets	97,239.3	(1,734.3)	98,973.6	96,568.9
(8) Required Capital (7)×8%	7,779.1	(138.7)	7,917.8	7,725.5

TB Consolidated	(in billions of yen)
	As of March 31, 2021 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)	As of September 30, 2020
(1) Total capital ratio (4)/(7)	22.47%	(2.99)%	25.46%	25.30%
(2) Tier 1 capital ratio (5)/(7)	20.02%	(1.88)%	21.90%	22.10%
(3) Common Equity Tier 1 capital ratio (6)/(7)	17.99%	(1.47)%	19.46%	19.86%
(4) Total capital	2,099.6	209.6	1,889.9	2,048.1
(5) Tier 1 capital	1,870.9	245.2	1,625.7	1,789.4
(6) Common Equity Tier 1 capital	1,681.1	236.7	1,444.3	1,608.0
(7) Risk weighted assets	9,344.0	1,923.3	7,420.6	8,095.3
(8) Required Capital (7)×8%	747.5	153.8	593.6	647.6

BK Non-consolidated	(in billions of yen)
	As of March 31, 2021 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)	As of September 30, 2020
(1) Total capital ratio (4)/(7)	14.60%	(0.16)%	14.76%	15.22%
(2) Tier 1 capital ratio (5)/(7)	12.42%	(0.10)%	12.52%	12.90%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.66%	(0.00)%	10.67%	11.15%
(4) Total capital	12,359.4	267.2	12,092.2	12,344.3
(5) Tier 1 capital	10,512.4	257.7	10,254.6	10,460.0
(6) Common Equity Tier 1 capital	9,025.2	286.2	8,738.9	9,044.4
(7) Risk weighted assets	84,632.8	2,745.7	81,887.1	81,055.3
(8) Required Capital (7)×8%	6,770.6	219.6	6,550.9	6,484.4

TB Non-consolidated	(in billions of yen)
	As of March 31, 2021 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)	As of September 30, 2020
(1) Total capital ratio (4)/(7)	21.91%	(3.50)%	25.42%	24.87%
(2) Tier 1 capital ratio (5)/(7)	19.73%	(2.53)%	22.27%	22.04%
(3) Common Equity Tier 1 capital ratio (6)/(7)	17.92%	(2.19)%	20.11%	20.05%
(4) Total capital	2,294.6	163.1	2,131.5	2,262.9
(5) Tier 1 capital	2,066.4	198.7	1,867.7	2,004.7
(6) Common Equity Tier 1 capital	1,876.9	190.2	1,686.7	1,823.7
(7) Risk weighted assets	10,469.5	2,085.6	8,383.9	9,095.7
(8) Required Capital (7)×8%	837.5	166.8	670.7	727.6

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2021 (A)	% to total loans and bills discounted	As of March 31, 2020 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	47,013	0.04%	39,125	0.03%	7,887	0.00%
Non-accrual delinquent loans	847,073	0.79%	650,698	0.59%	196,375	0.19%
Accruing loans contractually past due 3 months or more	26,090	0.02%	17,238	0.01%	8,851	0.00%
Restructured loans	420,857	0.39%	382,772	0.35%	38,084	0.04%
Total risk monitored loans	1,341,034	1.25%	1,089,835	0.99%	251,198	0.25%
Total loans and bills discounted	107,183,069		109,114,612		(1,931,542)

Written-off	298,281		296,288		1,992

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2021 (A)	% to total risk monitored loans	As of March 31, 2020 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,105,541	82.43%	740,641	67.95%	364,900	14.48%
General allowance for credit losses	804,942		532,830		272,111
Specific allowance for credit losses	300,049		207,636		92,413
Allowance for credit to specific foreign borrowers	549		174		374

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	680,989	621,344	59,645
Overseas	660,044	468,490	191,553
Asia	300,597	259,181	41,416
Indonesia	50,483	44,179	6,304
Singapore	44,116	51,358	(7,242)
Thailand	154,711	150,728	3,982
Hong Kong	832	1,806	(973)
Other	50,454	11,108	39,345
Americas	224,726	145,574	79,152
Europe, Middle East and Other	134,719	63,735	70,984

Total	1,341,034	1,089,835	251,198

Classified by Industry	(in millions of yen)
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	680,989	621,344	59,645
Manufacturing	108,572	109,416	(844)
Construction	7,866	8,823	(956)
Wholesale and retail	103,881	107,574	(3,693)
Finance and insurance	4,272	1,157	3,114
Real estate, goods rental and leasing	51,864	39,365	12,499
Services	83,759	57,950	25,808
Other industries	18,331	15,104	3,226
Consumer	302,441	281,951	20,490
Overseas	660,044	468,490	191,553
Financial institutions	10,643	1,209	9,434
Commercial and industrial	528,408	362,389	166,019
Other	120,992	104,892	16,100

Total	1,341,034	1,089,835	251,198

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2021 (A)	% to total loans and bills discounted	As of March 31, 2020 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	38,631	0.04%	27,350	0.03%	11,280	0.01%
Non-accrual delinquent loans	512,174	0.57%	366,444	0.41%	145,729	0.16%
Accruing loans contractually past due 3 months or more	14,246	0.01%	9,083	0.01%	5,163	0.00%
Restructured loans	279,632	0.31%	212,187	0.24%	67,445	0.07%
Total risk monitored loans	844,686	0.95%	615,067	0.69%	229,618	0.25%
Total loans and bills discounted	88,447,036		88,258,295		188,741
Written-off	250,633		244,600		6,032

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2021 (A)	% to total risk monitored loans	As of March 31, 2020 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	465,391	55.09%	308,908	50.22%	156,483	4.87%
General allowance for credit losses	323,221		232,468		90,752
Specific allowance for credit losses	141,620		76,264		65,355
Allowance for credit to specific foreign borrowers	549		174		374

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	506,289	432,954	73,335
Overseas	338,396	182,113	156,282
Asia	100,882	64,386	36,495
Indonesia	5,556	171	5,385
Singapore	44,116	51,358	(7,242)
Thailand	—	—	—
Hong Kong	832	1,806	(973)
Other	50,376	11,050	39,326
Americas	124,494	65,863	58,631
Europe, Middle East and Other	113,019	51,863	61,156

Total	844,686	615,067	229,618

Classified by Industry	(in millions of yen)
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	506,289	432,954	73,335
Manufacturing	108,561	109,403	(841)
Construction	7,857	8,813	(955)
Wholesale and retail	103,762	107,446	(3,683)
Finance and insurance	4,269	1,154	3,115
Real estate	27,833	30,012	(2,179)
Goods rental and leasing	24,020	9,335	14,685
Services	83,753	57,940	25,813
Other industries	18,324	15,096	3,227
Consumer	127,907	93,751	34,155
Overseas	338,396	182,113	156,282
Financial institutions	2,488	—	2,488
Commercial and industrial	335,732	181,870	153,861
Other	175	242	(67)

Total	844,686	615,067	229,618

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2021 (A)	% to total loans and bills discounted	As of March 31, 2020 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	—	—	—	—
Non-accrual delinquent loans	2,021	0.06%	2,319	0.05%	(298)	0.00%
Accruing loans contractually past due 3 months or more	—	—	—	—	—	—
Restructured loans	—	—	—	—	—	—
Total risk monitored loans	2,021	0.06%	2,319	0.05%	(298)	0.00%
Total loans and bills discounted	3,289,807		4,081,093		(791,286)

Written-off	53		48		5

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2021 (A)	% to total risk monitored loans	As of March 31, 2020 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,457	72.11%	1,462	63.04%	(4)	9.06%
General allowance for credit losses	759		999		(239)
Specific allowance for credit losses	697		462		234
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	2,021	2,319	(298)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	2,021	2,319	(298)

Classified by Industry	(in millions of yen)
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	2,021	2,319	(298)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	10	16	(5)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	2,010	2,302	(292)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	2,021	2,319	(298)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2021 (A)	% to total loans and bills discounted	As of March 31, 2020 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	—	—	—	—
Non-accrual delinquent loans	—	—	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	2	0.03%	—	—	2	0.03%
Restructured loans	—	—	3	0.02%	(3)	(0.02)%
Total risk monitored loans	2	0.03%	3	0.03%	(1)	0.00%
Total loans and bills discounted	6,051		12,285		(6,233)

(2) Allowance for Credit Losses

(in millions of yen)
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	18	36	(18)

(3) Classification of Risk-Monitored Loans

Classified by Industry
(in millions of yen)
	As of March 31, 2021 (A)	As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic	2	3	(1)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	2	3	(1)

Total	2	3	(1)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					147,818		121,990	25,828
Doubtful					416,668		310,975	105,693
Special Attention					293,879		221,271	72,608
Non Performing Loans (1)					858,366		654,237	204,129

Normal					99,534,250		99,954,031	(419,781)
Total					100,392,617		100,608,268	(215,651)

Non Performing Loans / Total					0.85%		0.65%	0.20%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					682,952		515,289	167,663
Allowance for credit losses					211,330		140,511	70,819
Collateral, guarantees, etc.					471,622		374,777	96,844

Coverage ratio (2) / (1)					79.56%		78.76%	0.80%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	147,818		20,058		127,759		—	100.00%
	[121,990	]	[2,772	]	[119,217	]		[100.00%]
Doubtful	416,668		121,299		212,592		—	80.13%
	[310,975	]	[72,607	]	[170,444	]		[78.15%]
Special Attention	293,879		69,971		131,270		—	68.47%
	[221,271	]	[65,131	]	[85,115	]		[67.90%]
Total	858,366		211,330		471,622		—	79.56%
	[654,237	]	[140,511	]	[374,777	]		[78.76%]
Note: The upper figures are as of March 31, 2021. The lower figures with brackets are as of March 31, 2020. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic					514,667		442,033	72,633
Manufacturing					110,710		111,393	(682)
Construction					7,857		8,813	(955)
Wholesale and retail					106,348		110,391	(4,043)
Finance and insurance					4,518		1,459	3,059
Real estate					27,996		30,188	(2,191)
Goods rental and leasing					24,025		9,335	14,690
Services					84,135		58,405	25,729
Other industries					19,126		15,899	3,226
Consumer					129,947		96,146	33,800
Overseas					343,699		212,203	131,495
Financial institutions					2,820		—	2,820
Commercial and industrial					340,659		211,851	128,807
Other					219		351	(131)
Total					858,366		654,237	204,129

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					147,768		121,940	25,827
Doubtful					414,688		308,695	105,992
Special Attention					293,879		221,271	72,608
Non Performing Loans (1)					856,336		651,907	204,428

Normal					96,093,176		95,754,905	338,271
Total					96,949,512		96,406,813	542,699

Non Performing Loans / Total					0.88%		0.67%	0.20%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					680,922		512,960	167,962
Allowance for credit losses					211,330		140,511	70,819
Collateral, guarantees, etc.					469,591		372,448	97,142

Coverage ratio (2) / (1)					79.51%		78.68%	0.82%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	147,768		20,058		127,709		100.00%	100.00%
	[121,940	]	[2,772	]	[119,167	]	[100.00%]	[100.00%]
Doubtful	414,688		121,299		210,611		59.43%	80.03%
	[308,695	]	[72,607	]	[168,165	]	[51.66%]	[77.99%]
Special Attention	293,879		69,971		131,270		43.03%	68.47%
	[221,271	]	[65,131	]	[85,115	]	[47.83%]	[67.90%]
Total	856,336		211,330		469,591		54.64%	79.51%
	[651,907	]	[140,511	]	[372,448	]	[50.27%]	[78.68%]
Note: The upper figures are as of March 31, 2021. The lower figures with brackets are as of March 31, 2020.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic					512,636		439,704	72,932
Manufacturing					110,710		111,393	(682)
Construction					7,857		8,813	(955)
Wholesale and retail					106,348		110,391	(4,043)
Finance and insurance					4,518		1,459	3,059
Real estate					27,985		30,171	(2,185)
Goods rental and leasing					24,025		9,335	14,690
Services					84,135		58,405	25,729
Other industries					19,126		15,899	3,226
Consumer					127,927		93,833	34,094
Overseas					343,699		212,203	131,495
Financial institutions					2,820		—	2,820
Commercial and industrial					340,659		211,851	128,807
Other					219		351	(131)
Total					856,336		651,907	204,428

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)		Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					50		49		0
Doubtful					1,978		2,275		(297)
Special Attention					—		—		—
Non Performing Loans (1)					2,028		2,325		(297)

Normal					3,435,024		4,186,844		(751,819)
Total					3,437,052		4,189,169		(752,117)

Non Performing Loans / Total					0.05%		0.05%		0.00%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)		Increase (Decrease) (A) - (B)
Covered amount (2)					2,028		2,325		(297)
Allowance for credit losses					—		—		—
Collateral, guarantees, etc.					2,028		2,325		(297)

Coverage ratio (2) / (1)					100.00%		100.00%		—

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	50		—		50		—		100.00%
	[49	]	[—	]	[49	]	[—	]	[100.00%]
Doubtful	1,978		—		1,978		—		100.00%
	[2,275	]	[—	]	[2,275	]	[—	]	[100.00%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[— ]
Total	2,028		—		2,028		—		100.00%
	[2,325	]	[—	]	[2,325	]	[—	]	[100.00%]
Note: The upper figures are as of March 31, 2021. The lower figures with brackets are as of March 31, 2020.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)		Increase (Decrease) (A) - (B)
Domestic					2,028		2,325		(297)
Manufacturing					—		—		—
Construction					—		—		—
Wholesale and retail					—		—		—
Finance and insurance					—		—		—
Real estate					10		16		(5)
Goods rental and leasing					—		—		—
Services					—		—		—
Other industries					—		—		—
Consumer					2,017		2,309		(291)
Overseas					—		—		—
Financial institutions					—		—		—
Commercial and industrial					—		—		—
Other					—		—		—
Total					2,028		2,325		(297)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					—		0	(0)
Doubtful					2		3	(1)
Special Attention					—		—	—
Non Performing Loans (1)					2		3	(1)

Normal					6,049		12,281	(6,232)
Total					6,051		12,285	(6,233)

Non Performing Loans / Total					0.03%		0.03%	0.00%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					2		2	(0)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					2		2	(0)

Coverage ratio (2) / (1)					100.00%		79.42%	20.57%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	—		—		—		—	—
	[0	]	[—	]	[0	]		[100.00%]
Doubtful	2		—		2		—	100.00%
	[3	]	[—	]	[2	]		[79.00%]
Special Attention	—		—		—		—	—
	[—	]	[—	]	[—	]		[— ]
Total	2		—		2		—	100.00%
	[3	]	[—	]	[2	]		[79.42%]
Note: The upper figures are as of March 31, 2021. The lower figures with brackets are as of March 31, 2020.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2021 (A)		As of March 31, 2020 (B)	Increase (Decrease) (A) - (B)
Domestic					2		3	(1)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					—		—	—
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					2		3	(1)
Total					2		3	(1)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BK and TB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[127.7]		[19.2]	[0.7] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [147.8]	Loans to bankrupt borrowers [38.6]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [514.1]
Potentially Bankrupt Borrowers	[212.5]		[204.0]		59.43%	ii) Doubtful [416.6]

Borrowers Requiring Caution (Special Attention Borrowers)	[293.8]				43.03%	iii) Special Attention [293.8]	Accruing loans contractually past due 3 months or more [14.2]
							Restructured loans [279.6]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [99,528.2]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						858.3	846.7

						Total

						i) + ii) + iii) + iv)
						100,386.5

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2018	As of March 31, 2019	As of March 31, 2020 (A)	As of March 31, 2021 (B)	(B) - (A)
Assets newly categorized during fiscal 2017	125,207	33,393	22,912	16,915	(5,997)
Assets newly categorized during fiscal 2018		178,183	27,831	20,519	(7,311)
Assets newly categorized during fiscal 2019			196,249	107,696	(88,553)
Assets newly categorized during fiscal 2020				274,842

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2021
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	2,788
Reconstructive treatment	39,387
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	14,327
Write-offs	21,937
Others	64,581
Collection / Repayment	44,170
Upgrade	20,411

Total	143,022	60,446	82,575

Amount in process for disposition	115,480

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2018	As of March 31, 2019	As of March 31, 2020 (A)	As of March 31, 2021 (B)	(B) - (A)
Assets newly categorized during fiscal 2017	1,319	491	267	198	(69)
Assets newly categorized during fiscal 2018		1,067	381	80	(300)
Assets newly categorized during fiscal 2019			841	359	(482)
Assets newly categorized during fiscal 2020				706

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2021
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	6
Others	1,247
Collection / Repayment	350
Upgrade	896

Total	1,253	7	1,245

Amount in process for disposition	108

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Domestic offices (excluding loans booked at offshore markets)	69,276,436	2,700,761	66,575,675
Manufacturing	12,011,578	1,780,167	10,231,411
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	172,307	(13,289)	185,596
Construction	732,482	44,213	688,269
Utilities	2,107,394	189,609	1,917,785
Communication and information services	1,195,804	(135,530)	1,331,334
Transport and postal activities	2,464,911	258,010	2,206,901
Wholesale and retail	6,675,282	222,607	6,452,675
Finance and insurance	8,791,847	365,248	8,426,599
Real estate	8,939,164	210,847	8,728,317
Goods rental and leasing	2,184,401	(267,320)	2,451,721
Services	3,107,252	350,379	2,756,873
Municipal government	1,146,255	230,894	915,361
Other industries (including loans to the Japanese government)	19,747,755	(535,072)	20,282,827
Overseas offices and loans booked at offshore markets	22,873,842	(3,249,704)	26,123,546

Total	92,150,278	(548,942)	92,699,221

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Total domestic consumer loans	15,697,035	95,000	15,602,034
Housing loans	14,983,615	163,458	14,820,157
Residential purpose	13,155,741	214,456	12,941,284
Other	713,419	(68,457)	781,877
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Outstanding amount	39,678,154	703,868	38,974,286
% to total domestic loans	57.27%	(1.26)%	58.54%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Domestic offices (excluding loans booked at offshore markets)	66,035,273	3,593,218	62,442,054
Manufacturing	12,010,178	1,778,778	10,231,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	172,307	(13,289)	185,596
Construction	732,482	44,213	688,269
Utilities	2,062,394	189,609	1,872,785
Communication and information services	1,185,837	(136,069)	1,321,906
Transport and postal activities	2,444,911	258,847	2,186,064
Wholesale and retail	6,675,282	222,607	6,452,675
Finance and insurance	7,938,695	951,489	6,987,206
Real estate	8,936,683	213,064	8,723,619
Goods rental and leasing	2,184,401	(267,320)	2,451,721
Services	3,106,257	389,224	2,717,033
Municipal government	1,145,905	235,060	910,845
Other industries (including loans to the Japanese government)	17,439,941	(272,994)	17,712,935
Overseas offices and loans booked at offshore markets	22,411,763	(3,404,477)	25,816,240

Total	88,447,036	188,741	88,258,295

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Total domestic consumer loans	14,805,109	193,308	14,611,801
Housing loans	14,093,440	261,202	13,832,237
Residential purpose	12,266,372	311,864	11,954,507
Other	711,669	(67,893)	779,563
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Outstanding amount	38,191,996	892,676	37,299,320
% to total domestic loans	57.83%	(1.89)%	59.73%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Domestic offices (excluding loans booked at offshore markets)	2,827,728	(946,059)	3,773,787
Manufacturing	—	(11)	11
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	9,967	539	9,428
Transport and postal activities	—	(837)	837
Wholesale and retail	—	—	—
Finance and insurance	793,241	(571,373)	1,364,614
Real estate	892	(1,508)	2,400
Goods rental and leasing	—	—	—
Services	995	(38,845)	39,840
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	2,022,631	(334,024)	2,356,655
Overseas offices and loans booked at offshore markets	462,078	154,772	307,305

Total	3,289,807	(791,286)	4,081,093

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Total domestic consumer loans	887,718	(97,068)	984,787
Housing loans	885,970	(96,509)	982,480
Residential purpose	885,316	(96,310)	981,626
Other	1,747	(558)	2,306
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A)-(B)	As of March 31, 2020 (B)
Outstanding amount	1,228,804	(210,627)	1,439,431
% to total domestic loans	43.45%	5.31%	38.14%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Domestic offices (excluding loans booked at offshore markets)	413,435	53,602	359,832
Manufacturing	1,400	1,400	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	45,000	—	45,000
Communication and information services	—	—	—
Transport and postal activities	20,000	—	20,000
Wholesale and retail	—	—	—
Finance and insurance	59,911	(14,868)	74,779
Real estate	1,589	(709)	2,298
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	350	(4,166)	4,516
Other industries (including loans to the Japanese government)	285,183	71,946	213,237
Overseas offices and loans booked at offshore markets	—	—	—

Total	413,435	53,602	359,832

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Total domestic consumer loans	4,207	(1,238)	5,445
Housing loans	4,204	(1,234)	5,438
Residential purpose	4,052	(1,097)	5,150
Other	2	(4)	7
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Outstanding amount	257,354	21,819	235,535
% to total domestic loans	62.24%	(3.20)%	65.45%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. MUAH, KS, BDI

	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Americas	7,845,617	(1,876,963)	9,722,581
United States of America	6,086,883	(1,820,631)	7,907,514
Canada	738,809	137,604	601,204
Brazil	395,697	(175,600)	571,297
Mexico	317,334	(53,939)	371,273
Others	306,893	35,602	271,290
Asia/Oceania	10,241,345	(445,960)	10,687,305
Hong Kong	2,099,009	(184,518)	2,283,528
China	1,489,203	(72,360)	1,561,564
Singapore	1,435,368	92,950	1,342,418
Australia	1,260,623	29,705	1,230,918
Indonesia	697,789	(156,731)	854,520
India	680,567	(130,668)	811,235
Taiwan	625,984	120,091	505,892
Malaysia	609,215	(100,525)	709,741
South Korea	361,592	(36,579)	398,172
New Zealand	318,477	(17,903)	336,380
Vietnam	253,414	16,422	236,991
Others	410,098	(5,842)	415,941
EMEA	7,294,099	(646,697)	7,940,797
United Kingdom	2,009,520	1,237	2,008,282
Netherlands	759,189	(127,927)	887,116
Saudi Arabia	526,345	(76,023)	602,368
Germany	502,115	(35,667)	537,783
France	371,440	(43,977)	415,418
Ireland	305,351	(35,852)	341,204
Qatar	303,206	104,851	198,355
UAE	246,009	(2,933)	248,943
Switzerland	235,082	(58,719)	293,801
Belgium	178,139	(66,525)	244,664
Italy	173,539	951	172,588
Turkey	167,103	(42,364)	209,468
Luxembourg	166,630	(95,209)	261,839
Russia	153,648	(18,304)	171,953
Poland	104,554	(46,993)	151,547
Spain	103,387	(2,121)	105,509
South Africa	101,465	(33,487)	134,953
Others	887,368	(67,629)	954,997

Total	25,381,062	(2,969,621)	28,350,684

Note:	MUAH, KS and BDI have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
MUAH	8,361,443	(1,153,997)	9,515,440
KS	4,670,177	(186,166)	4,856,343
BDI	885,176	(131,770)	1,016,947

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Deposits (ending balance)	193,113,145	23,729,097	169,384,048
Deposits (average balance)	185,829,055	19,573,169	166,255,886
Loans (ending balance)	91,736,843	(602,545)	92,339,389
Loans (average balance)	95,408,988	3,877,191	91,531,796

BK Non-consolidated
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Deposits (ending balance)	182,239,930	23,991,366	158,248,564
Deposits (average balance)	174,690,226	20,221,916	154,468,309
Loans (ending balance)	88,447,036	188,741	88,258,295
Loans (average balance)	91,697,219	4,490,112	87,207,107

TB Non-consolidated
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Deposits (ending balance)	10,873,215	(262,268)	11,135,484
Deposits (average balance)	11,138,829	(648,747)	11,787,576
Loans (ending balance)	3,289,807	(791,286)	4,081,093
Loans (average balance)	3,711,769	(612,920)	4,324,689

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Individuals	84,848,585	5,530,930	79,317,655
Corporations and others	80,968,030	14,382,477	66,585,553
Domestic deposits	165,816,616	19,913,407	145,903,208

Note:Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Individuals	78,277,523	5,862,908	72,414,615
Corporations and others	78,003,387	14,262,302	63,741,084
Domestic deposits	156,280,910	20,125,210	136,155,699

Note:Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated
	(in millions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Individuals	6,571,062	(331,977)	6,903,040
Corporations and others	2,964,643	120,174	2,844,468
Domestic deposits	9,535,706	(211,802)	9,747,508

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Deferred tax assets	513.1	18.6	494.4
Allowance for credit losses	199.5	40.0	159.4
Write-down on investment securities	381.2	(22.1)	403.3
Unrealized losses on Available-for-sale securities	3.7	(4.4)	8.1
Reserve for retirement benefits	92.3	0.7	91.5
Reserve for contingent losses	20.0	2.6	17.4
Depreciation and Impairment losses	44.5	0.1	44.3
Devaluation on land upon merger	25.1	(0.9)	26.1
Other	162.3	(10.1)	172.4
Valuation allowance	(415.8)	12.7	(428.5)
Deferred tax liabilities	968.4	76.4	891.9
Unrealized gains on Available-for-sale securities	744.8	161.9	582.9
Net deferred gains on hedging instruments	73.6	(72.0)	145.7
Revaluation gains on securities upon merger	52.5	(0.8)	53.3
Gains on securities contributed to employees’ retirement benefits trust	45.4	0.2	45.2
Other	51.8	(12.8)	64.7
Net deferred tax assets	(455.2)	(57.7)	(397.5)

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020
Net operating profits before provisionfor general allowance for credit losses	888.1	666.9	554.3	388.4	395.2	388.0
Total credit costs	(103.4)	(25.4)	56.0	128.5	11.8	(223.3)
Income before income taxes	884.7	632.2	580.0	767.2	(535.9)	205.5
Reconciliation to taxable income	(113.3)	(86.2)	(156.0)	(500.2)	844.6	87.2
Taxable income	771.3	546.0	424.0	267.0	308.7	292.7

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Deferred tax assets	67.0	(27.5)	94.5
Gains on securities related to employees’ retirement benefits trust	32.8	1.6	31.2
Net deferred losses on hedging instruments	19.4	(29.3)	48.8
Write-down on investment securities	9.2	(1.8)	11.1
Depreciation and Impairment losses	9.1	(0.2)	9.3
Reserve for contingent losses	4.5	(0.2)	4.7
Other	20.1	1.0	19.1
Valuation allowance	(28.3)	1.4	(29.8)
Deferred tax liabilities	340.9	31.8	309.1
Unrealized gains on Available-for-sale securities	248.0	26.0	221.9
Reserve for retirement benefits	82.8	4.8	77.9
Other	10.1	0.8	9.2
Net deferred tax assets	(273.9)	(59.3)	(214.6)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	193.0	181.4	162.1	144.5	142.3	132.3
Total credit costs	(0.2)	(22.5)	23.4	1.3	0.8	0.0
Income before income taxes	218.6	156.3	249.7	127.9	148.6	129.4
Reconciliation to taxable income	(68.1)	1.8	(69.5)	(79.2)	(39.3)	(26.6)
Taxable income	150.4	158.1	180.2	48.7	109.3	102.8

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Projected benefit obligation (reserve type)	(A)	2,312,473	(22,857)	2,335,331
Projected benefit obligation (non-reserve type)	(B)	86,007	3,923	82,084
Fair value of plan assets	(C)	3,520,144	477,068	3,043,075
Net amount recorded on the Consolidated Balance Sheet	(A) + (B) - (C)	(1,121,662)	(496,003)	(625,659)
Net defined benefit liability		88,914	2,367	86,547
Net defined benefit asset		(1,210,577)	(498,370)	(712,206)

(2) Net periodic cost of retirement benefits

		(in millions of yen)
		For the fiscal year ended March 31, 2021 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2020 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans		22,824	49,469	(26,645)
Service cost		61,292	(3,499)	64,791
Interest cost		25,986	(3,572)	29,558
Expected return on plan assets		(104,306)	5,050	(109,356)
Amortization of unrecognized prior service cost		(4,922)	651	(5,573)
Amortization of unrecognized net actuarial loss		28,736	49,129	(20,393)
Other		16,037	1,709	14,327

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2021
Discount rates	Domestic consolidated subsidiaries	0.00%~0.75%
	Overseas consolidated subsidiaries	0.00%~8.50%
Expected return	Domestic consolidated subsidiaries	1.50%~4.00%
	Overseas consolidated subsidiaries	0.00%~7.00%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Projected benefit obligation	(A)	1,402,365	(39,875)	1,442,240
Discount rates		(0.5% ~ 0.7%)		(0.5% ~ 0.6%)
Fair value of plan assets	(B)	2,095,880	312,055	1,783,825
Prepaid pension cost	(C)	391,426	28,702	362,724
Reserve for retirement benefits	(D)	6,440	776	5,664
Total amount unrecognized	(A) - (B) + (C) - (D)	(308,530)	(324,004)	15,474
Unrecognized net actuarial loss		(308,260)	(326,715)	18,455
Unrecognized prior service cost		(269)	2,710	(2,980)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2021 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2020 (B)
Net periodic cost of retirement benefits		20,834	36,845	(16,011)
Service cost		33,264	(2,464)	35,729
Interest cost		10,594	(53)	10,647
Expected return on plan assets		(46,464)	1,529	(47,993)
Amortization of unrecognized prior service cost		(2,730)	(900)	(1,830)
Amortization of unrecognized net actuarial loss		7,173	36,628	(29,455)
Other		18,996	2,105	16,890

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2021 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2020 (B)
Projected benefit obligation	(A)	329,770	(6,878)	336,648
Discount rates		(0.5% ~ 0.7%)		(0.4% ~ 0.6%)
Fair value of plan assets	(B)	727,941	114,708	613,232
Prepaid pension cost	(C)	389,911	15,491	374,419
Reserve for retirement benefits	(D)	328	(429)	757
Total amount unrecognized	(A) - (B) + (C) - (D)	(8,587)	(105,665)	97,077
Unrecognized net actuarial loss		(10,370)	(105,440)	95,070
Unrecognized prior service cost		1,782	(225)	2,007
(2) Net periodic cost
		(in millions of yen)
		For the fiscal year ended March 31, 2021 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2020 (B)
Net periodic cost of retirement benefits		(6,233)	13,102	(19,335)
Service cost		6,693	(152)	6,846
Interest cost		1,891	(0)	1,892
Expected return on plan assets		(24,642)	2,378	(27,021)
Amortization of unrecognized prior service cost		225	—	225
Amortization of unrecognized net actuarial loss		9,191	10,761	(1,569)
Other		407	116	291

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2020	As of March 31, 2021
Assets:
Cash and due from banks	62,272,588	84,701,063
Call loans	593,434	468,999
Receivables under resale agreements	9,870,103	308,462
Monetary claims bought	3,824,545	3,258,939
Trading assets	6,834,573	4,895,816
Money held in trust	50,987	37,765
Securities	50,781,265	61,787,561
Loans and bills discounted	88,258,295	88,447,036
Foreign exchanges	1,438,965	1,579,671
Other assets	8,319,339	6,799,416
Tangible fixed assets	792,725	775,742
Intangible fixed assets	461,508	465,275
Prepaid pension costs	362,724	391,426
Customers’ liabilities for acceptances and guarantees	6,236,398	6,523,464
Allowance for credit losses	(308,908)	(465,391)

Total assets	239,788,548	259,975,251

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2020	As of March 31, 2021
Liabilities:
Deposits	158,248,564	182,239,930
Negotiable certificates of deposit	5,301,960	6,067,653
Call money	1,206,809	182,220
Payables under repurchase agreements	13,847,974	6,058,839
Payables under securities lending transactions	19,429	—
Commercial papers	1,524,439	880,919
Trading liabilities	2,948,964	2,700,766
Borrowed money	28,952,597	36,071,586
Foreign exchanges	3,059,394	2,772,317
Bonds payable	1,854,358	1,617,008
Other liabilities	6,185,088	4,302,420
Reserve for bonuses	30,424	29,303
Reserve for bonuses to directors	144	155
Reserve for stocks payment	5,014	4,788
Reserve for retirement benefits	5,664	6,440
Reserve for loyalty award credits	1,412	1,246
Reserve for contingent losses	57,015	65,586
Deferred tax liabilities	397,510	455,256
Deferred tax liabilities for land revaluation	103,409	97,744
Acceptances and guarantees	6,236,398	6,523,464

Total liabilities	229,986,579	250,077,648

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,932,893	2,782,616
Revenue reserve	190,044	190,044
Other retained earnings	2,742,849	2,592,572
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,022,220	1,871,943
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	7,877,427	7,727,150

Net unrealized gains (losses) on available-for-sale securities	1,391,751	1,812,832
Net deferred gains (losses) on hedging instruments	329,943	167,610
Land revaluation excess	202,845	190,008

Total valuation and translation adjustments	1,924,541	2,170,452

Total net assets	9,801,968	9,897,602

Total liabilities and net assets	239,788,548	259,975,251

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Ordinary income	3,661,200	2,635,402
Interest income	2,058,262	1,298,091
Interest on loans and bills discounted	1,350,390	901,983
Interest and dividends on securities	425,875	275,239
Fees and commissions	590,052	555,789
Trading income	12,944	108,449
Other operating income	764,142	500,926
Other ordinary income	235,798	172,144
Ordinary expenses	3,202,016	2,433,154
Interest expenses	1,240,473	451,561
Interest on deposits	463,740	133,534
Fees and commissions	184,038	163,235
Trading expenses	470	—
Other operating expenses	454,171	297,367
General and administrative expenses	1,135,275	1,183,634
Other ordinary expenses	187,587	337,356

Ordinary profits	459,184	202,247

Extraordinary gains	21,197	31,089
Extraordinary losses	1,016,308	27,753

Income (loss) before income taxes	(535,927)	205,583

Income taxes - current	96,429	101,551
Income taxes - deferred	20,716	(40,447)

Total taxes	117,145	61,103

Net income (loss)	(653,072)	144,479

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2020	As of March 31, 2021
Assets:
Cash and due from banks	11,162,691	12,637,769
Call loans	90,970	407,532
Receivables under resale agreements	700,967	14,182
Receivables under securities borrowing transactions	118,575	204,836
Monetary claims bought	143,684	48,438
Trading assets	587,323	59,308
Money held in trust	130,360	138,078
Securities	12,369,912	13,083,825
Loans and bills discounted	4,081,093	3,289,807
Foreign exchanges	87,154	119,636
Other assets	963,619	1,293,319
Tangible fixed assets	128,874	128,832
Intangible fixed assets	77,920	83,552
Prepaid pension costs	374,419	389,911
Customers’ liabilities for acceptances and guarantees	18,812	26,371
Allowance for credit losses	(1,462)	(1,457)

Total assets	31,034,919	31,923,946

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2020	As of March 31, 2021
Liabilities:
Deposits	11,135,484	10,873,215
Negotiable certificates of deposit	2,203,473	1,894,446
Call money	—	6,738
Payables under repurchase agreements	5,511,235	4,978,918
Commercial papers	456,924	816,071
Trading liabilities	42,670	58,858
Borrowed money	1,664,830	2,031,265
Foreign exchanges	44,956	70,007
Bonds payable	418,160	216,910
Due to trust accounts	6,703,133	7,661,089
Other liabilities	549,934	757,038
Reserve for bonuses	4,763	4,813
Reserve for bonuses to directors	104	103
Reserve for stocks payment	3,765	3,284
Reserve for retirement benefits	757	328
Reserve for contingent losses	15,470	14,781
Deferred tax liabilities	214,601	273,957
Deferred tax liabilities for land revaluation	4,232	3,833
Acceptances and guarantees	18,812	26,371

Total liabilities	28,993,311	29,692,033

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,152,423	1,210,765
Revenue reserve	73,714	73,714
Other retained earnings	1,078,709	1,137,051
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	939,504	997,846
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,632,673	1,691,015

Net unrealized gains (losses) on available-for-sale securities	519,790	585,976
Net deferred gains (losses) on hedging instruments	(110,579)	(44,067)
Land revaluation excess	(276)	(1,010)

Total valuation and translation adjustments	408,934	540,897

Total net assets	2,041,608	2,231,913

Total liabilities and net assets	31,034,919	31,923,946

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2021
Ordinary income	704,295	568,370
Trust fees	104,361	113,809
Interest income	347,208	193,491
Interest on loans and bills discounted	39,560	21,061
Interest and dividends on securities	243,591	154,896
Fees and commissions	131,739	149,954
Trading income	9,537	393
Other operating income	59,800	50,486
Other ordinary income	51,647	60,234
Ordinary expenses	553,718	435,335
Interest expenses	234,807	63,810
Interest on deposits	28,158	5,913
Fees and commissions	36,723	49,976
Trading expenses	220	1,583
Other operating expenses	49,234	61,199
General and administrative expenses	188,533	209,275
Other ordinary expenses	44,198	49,488

Ordinary profits	150,577	133,035

Extraordinary gains	2,793	1,593
Extraordinary losses	4,696	5,172

Income before income taxes	148,674	129,456

Income taxes - current	32,019	29,773
Income taxes - deferred	3,573	3,279

Total taxes	35,593	33,052

Net income	113,081	96,403

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2020	As of March 31, 2021
Assets:
Loans and bills discounted	359,832	413,435
Securities	57,931,822	59,314,971
Beneficiary rights to the trust	87,938,640	93,565,184
Securities held in custody accounts	3,798,591	3,636,243
Monetary claims	22,272,297	32,652,514
Tangible fixed assets	15,875,747	17,354,800
Intangible fixed assets	135,543	135,444
Other claims	3,759,125	3,154,313
Call loans	1,147,427	1,244,794
Due from banking account	8,980,934	10,043,198
Cash and due from banks	5,284,528	5,567,619

Total	207,484,491	227,082,519

Liabilities:
Money trusts	25,711,403	28,470,351
Pension trusts	11,700,334	12,004,133
Property formation benefit trusts	6,842	6,736
Investment trusts	92,086,729	98,512,832
Money entrusted other than money trusts	4,939,720	5,006,270
Securities trusts	6,631,349	5,949,600
Monetary claim trusts	20,301,045	30,677,531
Equipment trusts	90,563	156,727
Land and fixtures trusts	42,300	18,856
Composite trusts	45,974,200	46,279,479

Total	207,484,491	227,082,519

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 850,748 millions of yen as of March 31, 2020 and 502,487 millions of yen as of March 31, 2021.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2020	As of March 31, 2021
Assets:
Loans and bills discounted	12,285	6,051
Securities	59,190	—
Other	6,673,143	7,821,717
Total	6,744,620	7,827,769
Liabilities:

Principal	6,744,156	7,827,463

Allowance for bad debts	36	18
Other	426	287

Total	6,744,620	7,827,769

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2020	As of March 31, 2021
Total funds	50,757,539	53,248,882

Deposits	11,135,484	10,873,215
Negotiable certificates of deposit	2,203,473	1,894,446
Money trusts	25,711,403	28,470,351
Pension trusts	11,700,334	12,004,133
Property formation benefit trusts	6,842	6,736

Loans and bills discounted	4,440,926	3,703,242

Banking account	4,081,093	3,289,807
Trust account	359,832	413,435

Investment securities	70,301,735	72,398,797

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.